Brian A. Pearlman (954) 713-7615 bapearlman@arnstein.com	LAW OFFICES ARNSTEIN & LEHR LLP 200 EAST LAS OLAS BOULEVARD SUITE 1700 FT. LAUDERDALE, FLORIDA 33301-2240 (954) 713-7600 FAX (954) 713-7700 www.arnstein.com FOUNDED 1893

CHICAGO, ILLINOIS

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BOCA RATON, FLORIDA

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MIAMI, FLORIDA

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TAMPA, FLORIDA

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WEST PALM BEACH, FLORIDA

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HOFFMAN ESTATES, ILLINOIS

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MILWAUKEE, WISCONSIN

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MEMBER OF
INTERNATIONAL

LAWYERS NETWORK

May 2, 2007

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 6010

Washington, DC  20549

Attention:  John Krug and Amy Bruckner

Re:

XenaCare Holdings, Inc.

Registration Statement on Form SB-2

Filed December 22, 2006

File No. 333-139595

Dear Sir and Madam:

On behalf of XenaCare Holdings, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated April 19, 2007.  Each of our responses has been numbered to be consistent with the comments within the Comment Letter.  In addition, references to the location of the revisions within the Registration Statement have been included where appropriate.

FORM SB-2

Statements of changes in Shareholders’ Equity, page F-5

COMMENT 1.

We acknowledge your response to comment 4.  It appears that you should transfer the accumulated deficit for XenaCare LLC to additional paid-in capital  upon the conversion of the LLC to the C Corporation.  Refer to Staff Accounting Bulletin 4:B.

Response:  The accumulated deficit has been reclassified to additional paid-in capital. During June, 2005, certain members of XenaCare LLC exchanged their units of membership interest for shares of XenaCare Holdings, Inc. common stock. All remaining membership interests of XenaCare LLC that were not exchanged for shares of XenaCare Holdings, Inc. were retired.  For accounting purposes, the consummation of these actions resulted in an exchange of equity interests between entities under common control with XenaCare LLC as the accounting survivor and surviving business entity and XenaCare

Securities and Exchange Commission

May 2, 2007

Holdings, Inc. as the surviving legal entity.  As of June 30, 2005, XenaCare LLC had an accumulated deficit of $1,713,508.  In association with these transactions, the accumulated deficit was reclassified to additional paid-in capital.  This reclassification is in accordance with the definitions of Statement of Financial Accounting Concept No. 6, “Elements of Financial Statements”, which are concerned with the essential characteristics of elements of financial statements. Specifically, presentation considerations regarding the characteristics of contributed capital verses earned capital and their display in the financial statements subsequent to the consummation of these transactions.

We note the Staff’s closing comments and have provided marked copies of the Amended Registration Statement.  We appreciate the cooperation and courtesies extended to us by the Staff and if you require additional assistance, please let us know.

Sincerely,

Brian A. Pearlman

BAP/sm

Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice contained in this written or electronic communication, including any attachments or enclosures, is not intended or written to be used and it cannot be used by any person or entity for the purpose of (i) avoiding any tax penalties that may be imposed by the Internal Revenue Service or any other U.S. Federal taxing authority or agency or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.